SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission File Number 001-09057

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Wisconsin Energy Corporation Employee Retirement Savings Plan
Sta-Rite Industries Incentive Savings Plan
Hypro Corporation Retirement Plan
SHURflo 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 2949
Milwaukee, WI 53201

Financial Statements and Exhibits:

(a) Financial Statements:

Wisconsin Energy Corporation Employee Retirement Savings Plan
- Report of Independent Registered Public Accounting Firm.
- Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002.
- Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002.
- Notes to Financial Statements.
- Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003.
- Form 5500, Schedule G, Part I – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible as of December 31, 2003.

Sta-Rite Industries Incentive Savings Plan
- Report of Independent Registered Public Accounting Firm.
- Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002.
- Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002.
- Notes to Financial Statements.
- Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003.

Hypro Corporation Retirement Plan
- Report of Independent Registered Public Accounting Firm.
- Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002.
- Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002.
- Notes to Financial Statements.
- Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003.

SHURflo 401(k) Profit Sharing Plan
- Report of Independent Registered Public Accounting Firm.
- Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002.
- Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002.
- Notes to Financial Statements.
- Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003.
- Form 5500, Schedule G, Part I – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible as of December 31, 2003.

(b) Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
23.2 Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
23.3 Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
23.4 Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plans has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wisconsin Energy Corporation Employee Retirement Savings Plan
Sta-Rite Industries Incentive Savings Plan
Hypro Corporation Retirement Plan
SHURflo 401(k) Profit Sharing Plan

Name of Plans

By: Employee Benefit Plans Committee

Date: June 23, 2004

By: [signature]
Art Zintek
Vice President -Human Resources of Wisconsin Energy Corporation
and Chairman of the Employee Benefit Plans Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
23.2	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
23.3	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
23.4	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-86467 of Wisconsin Energy Corporation on Form S-8 of our report dated April 30, 2004, appearing in this Annual Report on Form 11-K of Wisconsin Energy Corporation Employee Retirement Savings Plan, for the year ended December 31, 2003.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 23, 2004

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-35800 of Wisconsin Energy Corporation on Form S-8 of our report dated April 30, 2004, appearing in this Annual Report on Form 11-K of Sta-Rite Industries Incentive Savings Plan, for the year ended December 31, 2003.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 23, 2004

Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-35800 of Wisconsin Energy Corporation on Form S-8 of our report dated April 30, 2004, appearing in this Annual Report on Form 11-K of Hypro Corporation Retirement Plan, for the year ended December 31, 2003.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 23, 2004

Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-35800 of Wisconsin Energy Corporation on Form S-8 of our report dated April 30, 2004, appearing in this Annual Report on Form 11-K of the SHURflo 401(k) Profit Sharing Plan, for the year ended December 31, 2003.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 23, 2004

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedules as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, WI 53202-4496
USA

Tel: +1 414 271 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Wisconsin Energy Corporation
Employee Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Wisconsin Energy Corporation Employee Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 30, 2004

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
(In thousands)

	2003	2002
ASSETS:		
Investments, at fair value:		
Investment in Master Trust	$ 749,057	$ 570,598
Participant loans	12,852	11,453
NET ASSETS AVAILABLE FOR BENEFITS	$ 761,909	$ 582,051

See notes to financial statements.

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands)

	2003	2002
Contributions:		
Participants	$ 36,515	$ 34,476
Rollover	1,631	907
Employer	10,231	9,703
Total contributions	48,377	45,086
Investment income (loss):		
Net investment income (loss) from Master Trust	158,161	(51,250)
Interest on participant loans	784	850
Total investment income (loss)	158,945	(50,400)
DEDUCTIONS:		
Administrative expenses	61	56
Benefits paid to participants	27,403	25,850
Total deductions	27,464	25,906
INCREASE (DECREASE) IN NET ASSETS BEFORE TRANSFERS	179,858	(31,220)
TRANSFER IN FROM PLAN MERGER (Note 1)	-	13,560
NET INCREASE (DECREASE)	179,858	(17,660)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	582,051	599,711
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 761,909	$ 582,051

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Wisconsin Energy Corporation ("WEC" or the "Company") Employee Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General—The Plan is a defined contribution plan covering all employees who are employed by a participating company and who are not represented by a union or are represented by a union designated by the Company, as defined in the Plan document; and who are projected to complete at least 1,000 hours of service within one year from their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is a participant in the Wisconsin Energy Corporation Master Trust (the "Master Trust") which is maintained by Fidelity Management Trust Company (the "Trustee"). All contributions are made to the Master Trust. Deposits from the Plan along with deposits from other participating plans are commingled in the Master Trust. Allocation of assets to each of the plans participating in the Master Trust and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trust (interest and dividend income, net gain or loss on investments sold and unrealized appreciation or depreciation in the market value of investment assets) is based on equity totals for each plan.

Effective June 16, 2002, the Plan was amended to reflect the merger of the Wisconsin Gas Company Local 7-0018 Savings Plan into the Plan. Net assets totaling approximately $13,560,000 were transferred into the Plan.

Contributions—Contributions are subject to certain limitations of the Internal Revenue Code ("IRC"). Participants are allowed to make pre-tax and post-tax contributions of up to 20% of their base wages, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollovers"). The Company matches 50% of participant contributions of up to 6% of wages as defined in the Plan. Company matching contributions are made to the WEC Common Stock Fund. Additionally, each participant over age 50 can elect to make catch up contributions subject to certain limitations of the Internal Revenue Code.

Participant Accounts—Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Upon completion of one year of service or upon attainment of 59-1/2 years of age while in the service of the Company, participants become 100% vested in the Company's matching contributions. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $31,747 and $21,578, respectively. Total forfeitures used were $12,236 and $11,692 in 2003 and 2002, respectively.

Investment Options—The participants' deposits and the Company's annual contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations, into 17 investment funds offered by the trustee, which includes Company common stock. Company contributions are initially made to the WEC Common Stock Fund, but can then be transferred to other funds by the participant.

Benefit Payments—A participant may take a distribution due under the Plan as a single lump-sum cash payment or installment payments over a period not extending beyond the life expectancy of the participant. The full value of a participant's account is automatically distributed through a lump-sum cash payment to the employee or designated beneficiary upon retirement, termination of employment or death, for account balances less than $5,000. As the Plan is primarily designed to meet long-term financial needs, employees may permanently withdraw amounts from their accounts under the terms of the Plan's financial hardship withdrawal guidelines. Additionally, participants may withdraw all or a portion of the value of their after-tax contributions; however, these withdrawals are limited to once per Plan year per participant.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their account balance or $50,000, minus any outstanding loan balances over the past 12 months. Loans are repayable monthly over periods not to exceed five years. The interest rate charged on participant loans is fixed at the beginning of each loan at the then current prime rate plus 1%.

The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5% to 10.5% at December 31, 2003 and 5.8% to 10.5% at December 31, 2002.

Reclassifications—Certain 2002 amounts have been reclassified to conform with the 2003 financial statement presentation.

2. ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Income Recognition—Investment transactions are recorded on trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Investments—Investments of the Master Trust are stated at fair value, except for investments in guaranteed investment contracts held in the Blended Rate Income Fund ("BRIF"), an investment option in the Plan, which are stated at contract value. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and Company common stock are valued at quoted market prices. Units of collective trust funds are valued at the fair value as determined by the Trustee through reference to published market data.

The Master Trust provides for investments in mutual funds, collective trusts, and Company stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term.

Administrative Expenses—Substantially all administrative expenses of the Plan are paid by the Company, except for loan origination fees which are paid by the borrowing participant and charged against the fund from which the borrowings are made.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 at December 31, 2003 and 2002.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. INVESTMENT IN MASTER TRUST

The Plan is a participant of the Master Trust. The Wisconsin Gas Company Local 7-0018 Savings Plan was a participant prior to June 16, 2002. Effective January 3, 2002, the SHURflo 401(k) Profit Sharing Plan and the Hypro Corporation Retirement Plan became participants in the Master Trust. Effective January 10, 2002, the Sta-Rite Industries Incentive Savings Plan became a participant in the Master Trust along with the aforementioned plans (collectively known as the "Plans").

Within the Master Trust, each plan records its own company contributions received and benefits paid.

Units of participation in the Master Trust are owned in various amounts by each of the Plans. The income of the commingled portion of the Master Trust is determined monthly and allocated to each Plan based on the number of units owned by the respective plan.

The fair market and contract values of the assets in the Master Trust as of December 31, 2003 and 2002, are as follows (in thousands):

	2003	2002
Guaranteed investment contracts	$145,519	$135,351
WEC Common Stock Fund*	172,220	135,255
Common stock funds	404,500	273,052
Equity common collective fund	74,627	57,278
Government securities mutual funds	9,225	7,793
Corporate debt securities mutual funds	32,809	31,774
Total Master Trust	$ 838,900	$ 640,503

* Party-in-interest

Allocation of the commingled Master Trust assets to the Plans is as follows at December 31, (in thousands):

	2003		2002	
Wisconsin Energy Corporation Employee Retirement Savings Plan	$ 749,057	89.3 %	$ 570,598	89.1 %
Sta-Rite Industries Incentive Savings Plan	45,125	5.4	35,338	5.5
SHURflo 401(k) Profit Sharing Plan	20,215	2.4	15,596	2.4
Hypro Corporation Retirement Plan	24,503	2.9	18,971	3.0
	$ 838,900	100.0 %	$ 640,503	100.0 %

At December 31, 2003 and 2002, the Master Trust held 5,104,295 and 5,325,544 shares of Company common stock, respectively, and 9,909,066 and 10,301,291 units of the WEC Common Stock Fund, respectively. The WEC Common Stock Fund invests in Company common stock and money market accounts. It is accounted for on a unitary basis.

The Master Trust's investments in traditional guaranteed investment contracts and synthetic guaranteed investment contracts held in the BRIF Fund are valued at contract value because the contracts are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The contract values and fair values, as confirmed by the Trustee, of investment contracts as of December 31 are as follows (in thousands):

	2003		2002	
	Contract Value	Fair Value	Contract Value	Fair Value
Guaranteed investment contracts	$ 2,913	$ 2,913	$ 8,515	$ 8,655
Synthetic guaranteed investment contracts	142,606	146,758	126,836	132,461
	$ 145,519	$ 149,671	$ 135,351	$ 141,116

The weighted average yield for the Master Trust's investments in guaranteed investment contracts was 4.5% and 5.1% for the years ending December 31, 2003 and 2002, respectively. The weighted average crediting interest rate was 4.4% and 4.7% as of December 31, 2003 and 2002, respectively. The crediting interest rates reset on a quarterly basis based on the contract and fair values of the investment as well as the portfolio duration at that time.

Net Master Trust income (loss) from commingled assets allocated to the Plans for the years ending December 31 is as follows (in thousands):

	2003	2002
Interest and dividend income	$ 17,156	$ 15,515
Net appreciation (depreciation), by type:		
WEC Common Stock Fund	43,328	13,823
Common stock funds	98,069	(72,763)
Equity common collective fund	16,381	(16,983)
Corporate debt securities mutual funds	(149)	1,061
Total net appreciation (depreciation)	157,629	(74,862)
Total Master Trust income (loss)	$ 174,785	$ (59,347)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and of the Company's labor agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

5. FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 2003 that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PARTY-IN-INTEREST TRANSACTIONS

The Master Trust invests in Company common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by the Trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7. SUBSEQUENT EVENTS

On February 3, 2004, the Company entered into an agreement to sell Sta-Rite Industries, LLC, Shurflo, LLC and Hypro, LLC (the sponsors of three of the four Master Trust participants) to Pentair, Inc. The transaction is expected to close in the third quarter of 2004. If the sale occurs, the three Master Trust participants other than the Plan will withdraw from the Master Trust.

Effective April 1, 2004, the Plan was amended. At that time, a portion of the Plan invested in the WEC Common Stock Fund was converted to form an employee stock ownership plan. The remaining portion of the Plan shall remain a profit sharing plan.

* * * * * *

SUPPLEMENTAL SCHEDULES FURNISHED

PURSUANT TO THE

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

Description	Fair Value
Participant loans (rates ranging from 5.0% to 10.5%)*	$ 12,852
Total	$ 12,852

*Represents a party-in-interest.

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE G, PART I - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE AS OF DECEMBER 31, 2003

Name	Original Amount of Loan	Amount Received During Reporting Year		Unpaid Balance at End of Year	Detailed Description of Loan			Amount Overdue	
		Principal	Interest		Loan Date	Maturity Date	Interest Rate	Principal	Interest
Sefton, Robert G.	$ 18,200	$ -	$ -	$ 17,790	6/28/2002	7/16/2007	5.75%	$ 17,409	$ 381

STA-RITE INDUSTRIES
INCENTIVE SAVINGS PLAN

Financial Statements for the Years Ended December 31, 2003 and 2002, and Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

STA-RITE INDUSTRIES
INCENTIVE SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, WI 53202-4496
USA

Tel: +1 414 271 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Sta-Rite Industries Incentive Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sta-Rite Industries Incentive Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 30, 2004

STA-RITE INDUSTRIES
INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
(In thousands)

	2003	2002
ASSETS:		
Investments, at fair value:		
Investment in WEC Master Trust	$45,125	$35,338
Participant loans	1,140	996
Total investments	46,265	36,334
Employer contributions receivable	290	-
Total assets	46,555	36,334
LIABILITIES:		
Excess contribution payable	2	-
NET ASSETS AVAILABLE FOR BENEFITS	$46,553	$36,334

See notes to financial statements.

STA-RITE INDUSTRIES
INCENTIVE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands)

	2003	2002
Contributions:		
Employer	$ 1,126	$ 880
Participants	2,592	2,549
Rollovers	15	392
Total contributions	3,733	3,821
Investment income (loss):		
Net investment income (loss) of Master Trust	8,048	(2,773)
Interest on participant loans	58	59
Total investment income (loss)	8,106	(2,714)
Total additions	11,839	1,107
DEDUCTIONS:		
Benefits paid to participants	1,614	2,291
Administrative expenses	6	4
Total deductions	1,620	2,295
NET INCREASE (DECREASE)	10,219	(1,188)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	36,334	37,522
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$46,553	$36,334

See notes to financial statements.

STA-RITE INDUSTRIES
INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1. **DESCRIPTION OF PLAN**

General—Sta-Rite Industries, LLC (the "Company," a wholly owned subsidiary of WICOR Industries, LLC, a wholly owned subsidiary of WICOR, Inc. ("WICOR,") a wholly owned subsidiary of Wisconsin Energy Corporation ("WEC")), established the Sta-Rite Industries Incentive Savings Plan (the "Plan"). The Plan is a defined contribution plan with a deferred income arrangement as provided for by Section 401(k) of the Internal Revenue Code and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

Each employee of the Company and participating company subsidiaries are eligible to participate as of the later of the date of hire or the attainment of eighteen years of age.

On January 10, 2002, the Plan changed trustees from Marshall & Ilsley Trust Company to Fidelity Management Trust Company (the "Trustees") and became a participant in the Wisconsin Energy Corporation Master Trust ("WEC Master Trust"). Participant and Company contributions were made to the WICOR, Inc. Employees' Savings Plan Master Trust (the "WICOR Master Trust" and collectively with the WEC Master Trust the "Master Trusts ") prior to January 10, 2002 and the WEC Master Trust thereafter, maintained by Fidelity Management Trust Company (the "Trustee").

Deposits from the Plan along with the deposits from other participating plans are commingled in the Master Trusts maintained by the Trustees. Allocation of assets to each of the plans participating in the Master Trusts and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trusts (interest and dividends, net gain or loss on investments sold and unrealized appreciation or depreciation in market value of investment assets) is based on equity totals for each plan.

Participant Accounts—Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Contributions—Plan provisions provide for both "Basic" and "Supplemental" contributions to be made at the employee's election. Basic contributions are tax-deferred contributions which may be any whole percentage of a participant's compensation, up to a maximum of 50% subject to IRS limitations. Supplemental contributions are after-tax contributions which may be any whole percentage of a participant's compensation up to 10% subject to IRS limitations. Additionally, each participant over age 50 can elect to make catch up contributions, up to a maximum of $1,000 for 2002 and $2,000 for 2003.

Each year, the Company is required to make quarterly "Incentive" contributions to the Plan that are calculated as a percentage of the employee's basic contributions. On an annual basis, an additional match may be given based on the Company's return on assets for the year. The minimum Company contribution is 50% of employee basic contributions. Employer contributions were 70% and 55% of employee basic deposits for 2003 and 2002, respectively. The incentive contribution for each participant is based on a maximum basic contribution of 4% of compensation.

All employees who have completed 250 hours of qualifying service, passed their entry date for "incentive" contributions and are employed on the last day of the calendar year or have died, retired, or become disabled during the year are eligible to receive incentive contributions.

Investment Options—At a minimum and according to the Plan document, the participants' monthly deposits and the Company's quarterly contributions are paid to the Trustees who invest them, as directed (in whole percentages) by the participant, within prescribed limitations into 17 investment funds offered by the trustee, which includes Company common stock.

Vesting—A participant is at all times fully vested in, and has a nonforfeitable right to his or her contributions. Participants vest in employer contributions 20% per year of service and are 100% vested after five years of service. Upon the death or disability of a participant while employed, the participant becomes 100% vested in the amount credited to their account.

If a participant account is not vested when employment is terminated, such account shall continue to share in allocations until the last day of the next Plan year, where upon such amounts shall be forfeited and used to reduce the incentive contributions by the Company. Forfeitures were approximately $12,000 and $24,000 for the years ended December 31, 2003 and 2002, respectively.

Benefit Payments—Participants' account balances are distributed in a lump sum following resignation, retirement or death as directed by the participant and/or the participants' beneficiary. If the account balance is greater than $5,000, the participant may choose to leave the money in the Plan until a later date, but no later than when the participant attains age 70-1/2. Every year, participants may have an in-service withdrawal of the lesser of (1) the value of their non tax-deferred deposits, or (2) the amount of non tax-deferred contributions they have contributed. Tax-deferred contributions can also be distributed, but only if the participants have reached age 59½ or can demonstrate a verifiable "hardship" as defined in the Plan. Distributions from the WEC Common Stock Fund can be made in cash or stock.

Participant Loans—The Plan provides for loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years and are secured by the participant's vested account balance. Principal and interest are paid ratably through payroll deductions.

All loans shall bear interest at a rate commensurate with the rate which would be charged by commercial lenders for similar loans as determined by the Trustees. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5% to 9.5% at December 31, 2003 and 2002.

2. ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Income Recognition—Investment transactions are recorded on trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Investments—Investments of the Master Trusts are stated at fair value, except for investments in guaranteed investment contracts held in the Blended Rate Income Fund ("BRIF"), an investment option in the Plan, which are stated at contract value. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and WEC common stock are valued at quoted market prices. Units of collective trust funds are valued at the market value determined by the Trustee.

The Master Trusts provide for investment in mutual funds and common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

Expenses—Substantially all administrative expenses and certain investment management expenses of the Plan and Master Trusts are paid by the Company. Loan origination fees are paid by the borrowing participant.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 at December 31, 2003 and 2002.

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Reclassifications—Certain 2002 amounts have been reclassified to conform with the 2003 financial statement presentation.

3. INVESTMENTS IN MASTER TRUSTS

Prior to January 10, 2002, the Plan was a participant in the WICOR Master Trust. Effective January 10, 2002, the Plan transferred its investments from the WICOR Master Trust to the WEC Master Trust along with the investments of the Hypro Corporation Retirement Plan, the SHURflo 401(k) Profit Sharing Plan, the Wisconsin Energy Corporation Employee Retirement Saving Plan, and the Wisconsin Gas Company Local 7-0018 Savings Plan (prior to June 16, 2002) (collectively known as the "WEC Plans").

Within the Master Trusts, each plan records its own company contributions received and benefits paid.

Units of participation in the Master Trusts are owned in various amounts by each of the Plans. The income of the commingled portion of the Master Trusts is determined monthly and allocated to each plan based on the number of units owned by the respective plan.

The fair market and contract values of the assets in the WEC Master Trust as of December 31, are as follows (in thousands):

	2003	2002
Guaranteed investment contracts	$145,519	$135,351
WEC Common Stock Fund*	172,220	135,255
Common stock funds	404,500	273,052
Equity common collective fund	74,627	57,278
Government securities mutual funds	9,225	7,793
Corporate debt securities mutual funds	32,809	31,774
Total WEC Master Trust	$ 838,900	$ 640,503

*Party-in-interest

Allocation of the commingled WEC Master Trust assets to the WEC Plans is as follows at December 31, (in thousands):

	2003		2002	
	Assets	Percent	Assets	Percent
Wisconsin Energy Corporation Employee Retirement Savings Plan	$ 749,057	89.3 %	$ 570,598	89.1 %
Sta-Rite Industries Incentive Savings Plan	45,125	5.4	35,338	5.5
SHURflo 401(k) Profit Sharing Plan	20,215	2.4	15,596	2.4
Hypro Corporation Retirement Plan	24,503	2.9	18,971	3.0
	$ 838,900	100.0 %	$ 640,503	100.0 %

The WEC Master Trust held 5,104,295 and 5,325,544 shares of WEC common stock and 9,909,066 and 10,301,291 units of the WEC Common Stock Fund at December 31, 2003 and 2002, respectively. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

The WEC Master Trust's investments in traditional guaranteed investment contracts and synthetic guaranteed investment contracts held in the BRIF Fund are valued at contract value because the contracts are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The contract values and fair values, as confirmed by the Trustee, of investment contracts as of December 31 are as follows (in thousands):

	2003		2002	
	Contract Value	Fair Value	Contract Value	Fair Value
Guaranteed investment contracts	$ 2,913	$ 2,913	$ 8,515	$ 8,655
Synthetic guaranteed investment contracts	142,606	146,758	126,836	132,461
	$ 145,519	$ 149,671	$ 135,351	$ 141,116

The weighted average yield for the WEC Master Trust's investments in guaranteed investment contracts was 4.5% and 5.1% for the years ending December 31, 2003 and 2002, respectively. The weighted average crediting interest rate was 4.4% and 4.7% as of December 31, 2003 and 2002, respectively. The crediting interest rates reset on a quarterly basis based on the contract and fair values of the investment as well as the portfolio duration at that time.

Net WEC Master Trust income (loss) from commingled assets allocated to the WEC Plans for the years ending December 31 is as follows (in thousands):

	2003	2002
Interest and dividend income	$ 17,156	$ 15,515
Net appreciation (depreciation), by type:		
WEC Common Stock Fund	43,328	13,823
Common stock funds	98,069	(72,763)
Equity common collective fund	16,381	(16,983)
Corporate debt securities mutual funds	(149)	1,061
Total net appreciation (depreciation)	157,629	(74,862)
Total WEC Master Trust income (loss)	$ 174,785	$ (59,347)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan may be terminated at any time by action of the Company's Board of Directors subject to the provisions of ERISA. Upon termination, all contributions would become fully vested, and each participant's account balance would be paid in a lump sum payment.

5. FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated October 22, 2002, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PARTY-IN-INTEREST TRANSACTIONS

The WICOR and WEC Master Trusts invest in WEC common stock. In addition, certain Plan investments represent shares of mutual funds and collective trust funds managed by Fidelity Management Trust Company and participant loans. These transactions are considered party-in-interest transactions. These are not considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7. DISCRIMINATION TESTING

The Plan failed the average deferral percentage test and will be remitting approximately $2,000 back to participants in 2004. This amount is recorded as a liability at December 31, 2003 within the statement of net assets available for benefits.

8. SUBSEQUENT EVENTS

Effective January 1, 2004, the Company amended the Plan document. Key amendments include the following: (1) attainment of age 18 is no longer an eligibility criteria, (2) temporary employees become eligible as of the earlier of the January 1 or July 1 after completion of a 12 month waiting period in which the employee completes at least 1,000 hours of service, and (3) employer contributions will be 50% of employee basic contributions of 4% of compensation, and will be credited to participant accounts each pay period.

Also effective January 1, 2004, the plan was amended to include an employer contribution of 4% of the Compensation of eligible Participants employed at the Delavan, Wisconsin, Grand Island, Nebraska or Union City, Tennessee facilities who are not entitled to accrue benefits under the Sta-Rite Industries Employees' Retirement Plan or to become eligible to accrue such benefits by completion of the applicable participation requirements.

On February 3, 2004, WEC and WICOR entered into an agreement to sell Sta-Rite Industries, LLC, Shurflo, LLC and Hypro, LLC to Pentair, Inc. The transaction is expected to close in the third quarter of 2004. Sta-Rite expects the Plan will continue. The Plan expects to withdraw its investments from the WEC Master Trust shortly after the transaction closes.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO THE

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

STA-RITE INDUSTRIES
INCENTIVE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003

Description	Fair Value
Participant loans (rates ranging from 5.0% to 9.5%)*	$ 1,140
Total	$ 1,140

*Represents a party-in-interest.

HYPRO CORPORATION RETIREMENT PLAN
(Formerly, Hypro Corporation 401(k) and Profit Sharing Plan)

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

HYPRO CORPORATION RETIREMENT PLAN
(Formerly, Hypro Corporation 401(k) and Profit Sharing Plan)

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, WI 53202-4496
USA

Tel: +1 414 271 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Hypro Corporation Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Hypro Corporation Retirement Plan (formerly, Hypro Corporation 401(k) and Profit Sharing Plan) (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 30, 2004

HYPRO CORPORATION RETIREMENT PLAN
(Formerly, Hypro Corporation 401(k) and Profit Sharing Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
(In thousands)

	2003	2002
ASSETS:		
Investments, at fair value:		
Investment in WEC Master Trust	$24,503	$18,971
Participant loans	381	506
Total investments	24,884	19,477
Receivable -		
Employer contributions	755	833
Total assets	25,639	20,310
LIABILITIES:		
Accrued liabilities	-	25
NET ASSETS AVAILABLE FOR BENEFITS	$25,639	$20,285

See notes to financial statements.

HYPRO CORPORATION RETIREMENT PLAN
(Formerly, Hypro Corporation 401(k) and Profit Sharing Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 (In thousands)

	2003	2002
Contributions:		
Employer	$ 755	$ 833
Participants	651	645
Rollovers	17	107
Total contributions	1,423	1,585
Investment income (loss):		
Interest on participant loans	30	37
Net investment income (loss) of Master Trusts	5,047	(1,795)
Total investment income (loss)	5,077	(1,758)
DEDUCTIONS:		
Benefits paid to participants	1,143	449
Administrative expenses	3	2
Total deductions	1,146	451
NET INCREASE (DECREASE)	5,354	(624)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	20,285	20,909
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$25,639	$20,285

See notes to financial statements.

HYPRO CORPORATION RETIREMENT PLAN
(Formerly, Hypro Corporation 401(k) and Profit Sharing Plan)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

1. DESCRIPTION OF PLAN

Hypro, LLC (the "Company," a wholly owned subsidiary of WICOR Industries, LLC, a wholly-owned subsidiary of WICOR, Inc. ("WICOR"), a wholly-owned subsidiary of Wisconsin Energy Corporation ("WEC")) established the Hypro Corporation Retirement Plan (the "Plan"), a defined contribution profit sharing plan with a cash and 401(k) salary deferral arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Prior to January 1, 2002, the Plan was named the Hypro Corporation 401(k) and Profit Sharing Plan. The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

Employees are eligible to participate in the Plan on the first day of the month following the month in which they complete 30 days of employment. All employees who complete one year of qualifying service, work 1,000 hours, and are employed by the Company at the Plan year end are eligible to participate in the allocation of the Company's contributions.

On January 3, 2002, the Plan changed trustees from Marshall & Ilsley Trust Company to Fidelity Management Trust Company (collectively, the "Trustees") and became a participant in the Wisconsin Energy Corporation Master Trust (the "WEC Master Trust"). Participants' deposits and Company contributions were made to the WICOR, Inc. Employees' Savings Plan Master Trust (the "WICOR Master Trust" and collectively with the WEC Master Trust, the "Master Trusts") prior to January 3, 2002 and the WEC Master Trust thereafter.

Deposits from the Plan along with the deposits from other participating plans are commingled in the Master Trusts maintained by the Trustees. Allocation of assets to each of the plans participating in the Master Trusts and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trusts (interest and dividend income, net gain or loss on investments sold and unrealized appreciation or depreciation in market value of investment assets) is based on equity totals for each plan.

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Contributions—Upon enrollment or re-enrollment, each participant in the Plan can elect to make regular deposits by payroll deduction in whole percentages of at least 1% but not more than 25% of a participant's defined compensation on a tax deferred basis subject to certain limitations of the Internal Revenue Code. Each participant over age 50 can elect to make catch up contributions subject to certain limitations of the Internal Revenue Code.

Each year, the Company may make discretionary profit sharing contributions to the Plan for eligible participants for that Plan year. The Plan allows the Company to make two types of profit sharing Contributions, Employer Profit Sharing Contributions and Special Profit Sharing Contributions. The

Employer Profit Sharing Contributions equaled 7.5% and 4% of compensation for 2003 and 2002, respectively. The Special Profit Sharing Contributions equaled 0% and 4% of compensation for 2003 and 2002, respectively. Contributions are allocated to employees proportionately based on compensation.

Investment Options—The participants' deposits and the Company's contributions are paid to the Trustees who invest the deposits, as directed (in whole percentages) by the participant, within prescribed limitations into 17 investment funds offered by the Trustee, which includes WEC common stock.

Vesting—Plan benefits attributable to employee elective deferral contributions and Special Profit Sharing Contributions are fully vested at all times. Plan benefits attributable to Employer Profit Sharing Contributions vest on a graduated scale, with a provision for 100% vesting at the normal retirement date, death or permanent disability, as defined in the Plan.

Participants vest in Employer Profit Sharing Contributions according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0 %
1 but less than 2	10 %
2 but less than 3	20 %
3 but less than 4	30 %
4 but less than 5	40 %
5 but less than 6	60 %
6 but less than 7	80 %
7 or more	100 %

Forfeitures—If an employee is not 100% vested upon termination of employment, the part of the Employer Profit Sharing Account that is not vested will be transferred to a special "Forfeiture Account." The individual's right to the Forfeiture Account will depend on whether or not he or she is rehired by the Company and the terms of such reemployment. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $15,874 and $14,724, respectively. Forfeitures that occur are first used for reinstatements of accounts of reemployed participants. Any remaining forfeiture amounts are applied as credits against future employer profit sharing contributions for other Plan participants. Total forfeitures used were $18,072 and $13,619 in 2003 and 2002, respectively.

Benefit Payments—Upon termination of employment from the Company, the participant will receive an amount equal to the current market value of their vested account balance. A terminating participant has the option of deferring the receipt of their account balance to no later than April 1 of the calendar year following their attainment of age 70½. Active participants can withdraw their tax-deferred deposits but only if the participants have reached age 59½. Distributions from the WEC Common Stock Fund can be made in cash or stock.

Participant Loans—The Plan provides for loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 25 percent of their vested account balance. Loan terms range from one to five years for general purpose loans and one to fifteen years for residential purpose loans and are secured by the participant's vested account balance. Principal and interest are paid ratably through payroll deductions.

All loans shall bear interest at a rate commensurate with the rate which would be charged by commercial lenders for similar loans as determined by the Trustees. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5% to 9.5% at December 31, 2003 and 2002.

2. ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Income Recognition—Investment transactions are recorded on trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Investments—Investments of the Master Trusts are stated at fair value, except for investments in guaranteed investment contracts held in the Blended Rate Income Fund ("BRIF"), an investment option in the Plan, which are stated at contract value. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and WEC common stock are valued at quoted market prices. Units of collective trust funds are valued at the market value determined by the Trustee.

The Master Trusts provide for investment in mutual funds and stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

Expenses—Substantially all administrative expenses and certain investment management expenses of the Plan and Master Trusts are paid by the Company. Loan origination fees are paid by the borrowing participant.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 at December 31, 2003 and 2002.

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Reclassifications—Certain 2002 amounts have been reclassified to conform with the 2003 financial statement presentation.

3. INVESTMENTS IN MASTER TRUSTS

Beginning January 3, 2002, the Plan became a participant in the WEC Master Trust along with the Sta-Rite Industries Incentive Savings Plan, the SHURflo 401(k) Profit Sharing Plan, the Wisconsin Energy Corporation Employee Retirement Savings Plan and the Wisconsin Gas Company Local 7-0018 Savings Plan (prior to June 16, 2002) (collectively, the "Plans"). Prior to January 3, 2002, the Plan was a participant in the WICOR Master Trust along with the Sta-Rite Industries Incentive Savings Plan and the SHURflo 401(k) Profit Sharing Plan.

Within the Master Trusts, each plan records its own company contributions received and benefits paid.

Units of participation in the Master Trusts are owned in various amounts by each of the Plans. The income of the commingled portion of the Master Trusts is determined monthly and allocated to each plan based on the number of units owned by the respective plan.

The fair market and contract values of the assets in the WEC Master Trust as of December 31, are as follows (in thousands):

	2003	2002
Guaranteed investment contracts	$ 145,519	$ 135,351
WEC Common Stock Fund*	172,220	135,255
Common stock funds	404,500	273,052
Equity common collective fund	74,627	57,278
Government securities mutual funds	9,225	7,793
Corporate debt securities mutual funds	32,809	31,774
Total WEC Master Trust	$ 838,900	$ 640,503

* Party-in-interest

Allocation of the commingled WEC Master Trust assets to the WEC Plans is as follows at December 31, (in thousands):

	2003		2002	
	Assets	Percent	Assets	Percent
Wisconsin Energy Corporation Employee Retirement Savings Plan	$ 749,057	89.3 %	$ 570,598	89.1 %
Sta-Rite Industries Incentive Savings Plan	45,125	5.4	35,338	5.5
SHURflo 401(k) Profit Sharing Plan	20,215	2.4	15,596	2.4
Hypro Corporation Retirement Plan	24,503	2.9	18,971	3.0
	$ 838,900	100.0 %	$ 640,503	100.0 %

The WEC Master Trust held 5,104,295 and 5,325,544 shares of WEC Common Stock and 9,909,066 and 10,301,291 units of the WEC Common Stock Fund at December 31, 2003 and 2002, respectively. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

The WEC Master Trust's investments in traditional guaranteed investment contracts and synthetic guaranteed investment contracts held in the BRIF Fund are valued at contract value because the contracts are fully benefit responsive. Contract value represents contributions made under the contract,

The contract values and fair values, as confirmed by the Trustee, of investment contracts as of December 31 are as follows (in thousands):

	2003		2002	
	Contract Value	Fair Value	Contract Value	Fair Value
Guaranteed investment contracts	$ 2,913	$ 2,913	$ 8,515	$ 8,655
Synthetic guaranteed investment contracts	142,606	146,758	126,836	132,461
	$ 145,519	$ 149,671	$ 135,351	$ 141,116

The weighted average yield for the WEC Master Trust's investments in guaranteed investment contracts was 4.5% and 5.1% for the years ending December 31, 2003 and 2002, respectively. The weighted average crediting interest rate was 4.4% and 4.7% as of December 31, 2003 and 2002, respectively. The crediting interest rates reset on a quarterly basis based on the contract and fair values of the investment as well as the portfolio duration at that time.

Net WEC Master Trust income (loss) from commingled assets allocated to the WEC Plans for the years ending December 31 is as follows (in thousands):

	2003	2002
Interest and dividend income	$ 17,156	$ 15,515
Net appreciation (depreciation) by type:		
WEC Common Stock Fund	43,328	13,823
Common stock funds	98,069	(72,763)
Equity common collective fund	16,381	(16,983)
Corporate debt securities mutual funds	(149)	1,061
Net appreciation (depreciation)	157,629	(74,862)
Total WEC Master Trust income (loss)	$ 174,785	$ (59,347)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan may be terminated at any time by action of the Company's Board of Directors subject to the provisions of ERISA. Upon termination, all contributions would become fully vested, and each participant's account balance would be paid in a lump sum payment.

5. FEDERAL TAX STATUS

The Plan has obtained a determination letter from the Internal Revenue Service dated June 20, 2002, approving the Plan as qualified for tax-exempt status. In the opinion of the Plan's management, the Plan remains tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PARTY-IN-INTEREST TRANSACTIONS

The WICOR and WEC Master Trust invests in WEC common stock. In addition, certain Plan investments represent shares of mutual funds and collective trust funds managed by Fidelity Management Trust Company and participant loans. These transactions are considered party-in-interest transactions. These are not considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7. DISCRIMINATION TESTING

The Company failed the average deferral percentage test in 2002 and in 2003 remitted approximately $25,000 back to participants. This amount was recorded as accrued liabilities at December 31, 2002 within the statement of net assets available for benefits.

8. SUBSEQUENT EVENTS

The Plan was amended effective January 1, 2004. Key amendments are as follows: (1) employees are eligible to participate in the Plan as of their hire date, (2) participants are eligible to receive employer contributions on the first day of the calendar quarter following completion of 250 hours of service, (3) participants can make contributions of up to 50% of defined compensation, (4) employer incentive contributions will be equal to 50% of the first 4% of eligible employee contributions and employer basic contributions will be equal to 4% of eligible compensation of each participant, and (5) participants will vest 20% per year of service and will be 100% vested after five years of service.

On February 3, 2004, WEC and WICOR entered into an agreement to sell Sta-Rite Industries, LLC, Shurflo, LLC and Hypro, LLC to Pentair, Inc. The transaction is expected to close in the third quarter of 2004. Hypro expects the Plan will continue. The Plan expects to withdraw its investments from the WEC Master Trust shortly after the transaction closes.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO THE

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

HYPRO CORPORATION RETIREMENT PLAN

(Formerly, Hypro Corporation 401(k) and Profit Sharing Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

Description	Fair Value
Participant loans (rates ranging from 5.0% to 9.5%)*	$ 381
Total	$ 381

*Represents a party-in-interest.

SHURflo
401(k) PROFIT SHARING PLAN

Financial Statements for the Years Ended December 31, 2003 and 2002, and Supplemental Schedules as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

SHURflo
401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, WI 53202-4496
USA

Tel: +1 414 271 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
SHURflo 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of SHURflo 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 30, 2004

SHURflo 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
(In thousands)

	2003	2002
ASSETS:		
Investments, at fair value:		
Investment in WEC Master Trust	$ 20,215	$ 15,596
Participant loans	1,058	1,045
Total investments	21,273	16,641
Employer contributions receivable	208	211
Total assets	21,481	16,852
LIABILITIES:		
Excess contribution payable	2	-
Miscellaneous payable	55	-
Total liabilities	57	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 21,424	$ 16,852

See notes to financial statements.

SHURflo 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands)

	2003	2002
Contributions:		
Employer	$ 363	$ 379
Participants	1,184	1,238
Rollovers	49	-
Total contributions	1,596	1,617
Investment income (loss):		
Net investment income (loss) of Master Trust	3,530	(2,058)
Interest on participant loans	68	53
Total investment income (loss)	3,598	(2,005)
DEDUCTIONS:		
Benefits paid to participants	617	916
Administrative expenses	5	7
Total deductions	622	923
NET INCREASE (DECREASE)	4,572	(1,311)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	16,852	18,163
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$21,424	$16,852

See notes to financial statements.

SHURflo 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF PLAN

SHURflo, LLC (the "Company," a wholly owned subsidiary of WICOR Industries, LLC, a wholly owned subsidiary of WICOR, Inc., a wholly-owned subsidiary of Wisconsin Energy Corporation ("WEC")) established the SHURflo 401(k) Profit Sharing Plan (the "Plan"), a defined contribution profit sharing plan with a cash and 401(k) salary deferral arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General—All employees except those covered by a collective bargaining agreement are eligible to participate in the cash and 401(k) salary deferral arrangement after completion of 90 days of continuous employment. Participation in Company match and profit sharing contributions are available after twelve months and 1,000 hours of service.

On January 3, 2002, the Plan changed trustees from Marshall & Ilsley Trust Company to Fidelity Management Trust Company (the "Trustee") and became a participant in the Wisconsin Energy Corporation Master Trust ("WEC Master Trust"). Participant and Company contributions were made to the WICOR, Inc. Employees' Savings Plan Master Trust (the "WICOR Master Trust") prior to January 3, 2002 and the WEC Master Trust thereafter, maintained by Fidelity Management Trust Company (the "Trustee").

Deposits from the Plan along with the deposits from other participating plans are commingled in the Master Trusts maintained by the Trustees. Allocation of assets to each of the plans participating in the Master Trusts and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trusts (interest and dividend income, net gain or loss on investments sold and unrealized appreciation or depreciation in market value of investment assets) is based on equity totals for each plan.

Participant Accounts—Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Contributions—Upon enrollment or reenrollment, each participant in the Plan can elect to make regular contributions by payroll deduction in whole percentages of at least 1%, but not more than 25% of a participant's defined compensation on a tax deferred basis subject to certain limitations of the Internal Revenue Code. Additionally, each participant over age 50 can elect to make catch up contributions subject to certain limitations of the Internal Revenue Code.

The Company matches voluntary participant contributions at a rate of 50% of the first 4% of the participant's compensation that is deferred up to a maximum of $500. In addition, the Company, at its discretion, may contribute a portion of its current profits. For the years ended December 31, 2003 and 2002, $208,113 and $210,640, respectively, in discretionary profit sharing contributions were allocated to the Plan. Profit sharing contributions are allocated to participants who are employed on the last day of the Plan year and who have completed 1,000 hours of service. Profit sharing contributions are allocated to employees proportionately based on gross earnings.

Investment Options—The participants' deposits and the Company's annual contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations into 17 investment funds offered by the trustee, which includes Company common stock.

Vesting—Plan benefits attributable to employee elective deferral contributions are fully vested at all times. Company discretionary profit sharing contributions and plan benefits attributable to regular Company matching contributions vest according to the following schedule, with a provision for 100% vesting at the normal retirement date, death or permanent disability, as defined in the Plan:

Years of Service	Vested Percentage
2	20 %
3	40 %
4	60 %
5	80 %
6 or more	100 %

If an employee is not 100% vested upon termination of employment, the part of the Employer Matching Contribution Account that is not vested will be transferred to a special "Forfeiture Account." The individual's right to the Forfeiture Account will depend on whether or not he or she is rehired by the Company and the terms of such reemployment. At December 31, 2003 and 2002, forfeited nonvested accounts totalled $17,623 and $23,156, respectively. Forfeitures that occur are first used for reinstatements of accounts of reemployed participants. Any remaining forfeiture amounts are applied as credits against future employer profit sharing contributions for other Plan participants. Forfeitures used were $17,487 and $9,055 in 2003 and 2002, respectively.

Benefit Payments—Upon termination of employment from the Company, the participant will receive an amount equal to the vested current market value of their account balance in a lump sum payment. A terminating participant has the option of deferring the receipt of their account balance to no later than April 1 of the calendar year following the participant's attainment of age 70 ½. Participants can withdraw their tax-deferred deposits if they have reached age 59 ½. Distributions from the WEC Common Stock Fund can be made in cash or in stock.

Participant Loans—The Plan provides for loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years to finance home repair, medical, or educational expenses and from one to fifteen years to finance the purchase of a principal residence. Loans are secured by the participant's vested account balance. Such loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5% to 10.5% at December 31, 2003 and 5.3% to 10.5% at December 31, 2002.

2. ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Income Recognition—Investment transactions are recorded on trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Investments—Investments of the Plan and the Master Trusts are stated at fair value, except for guaranteed investment contracts held in the Blended Rate Income Fund ("BRIF"), an investment option in the Plan which are stated at contract value. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and WEC common stock are valued at quoted market prices. Units of collective trust funds are valued at the market value determined by the Trustee.

The Master Trusts provide for investments in mutual funds and stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

Expenses—Substantially all administrative expenses and certain investment management expenses of the Plan and Master Trusts are paid by the Company. Loan origination fees are paid by the borrowing participant.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 at December 31, 2003 and 2002.

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Reclassifications—Certain 2002 amounts have been reclassified to conform with the 2003 financial statement presentation.

3. INVESTMENTS IN MASTER TRUSTS

Beginning January 3, 2002, the Plan is a participant in the WEC Master Trust along with the Sta-Rite Industries Incentive Savings Plan, the Hypro Corporation Retirement Plan, the Wisconsin Energy Corporation Employee Retirement Savings Plan and the Wisconsin Gas Company Local 7-0018 Saving Plan (prior to June 16, 2002) (collectively, the "Plans"). Prior to January 3, 2002, the Plan was a participant in the WICOR Master Trust.

Within the Master Trusts, each plan records its own company contributions received and benefits paid.

Units of participation in the WICOR and WEC Master Trusts are owned in various amounts by each of the Plans. The income of the commingled portion of the WICOR and WEC Master Trusts is determined monthly and allocated to each plan based on the number of units owned by the respective plan.

The fair market and contract value of the assets in the WEC Master Trust as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Guaranteed investment contracts	$145,519	$135,351
WEC Common Stock Fund*	172,220	135,255
Common stock funds	404,500	273,052
Equity common collective fund	74,627	57,278
Government securities mutual funds	9,225	7,793
Corporate debt securitites mutual funds	32,809	31,774
Total WEC Master Trust	$838,900	$640,503

*Party-in-interest.

Allocation of the commingled WEC Master Trust assets to the Plans is as follows at December 31, (in thousands):

	2003		2002	
	Assets	Percent	Assets	Percent
Wisconsin Energy Corporation Employee Retirement Savings Plan	$ 749,057	89.3 %	$ 570,598	89.1 %
Sta-Rite Industries Incentive Savings Plan	45,125	5.4	35,338	5.5
SHURflo 401(k) Profit Sharing Plan	20,215	2.4	15,596	2.4
Hypro Corporation Retirement Plan	24,503	2.9	18,971	3.0
Total WEC Master Trust	$ 838,900	100.0 %	$ 640,503	100.0 %

The WEC Master Trust held 5,104,295 and 5,325,544 shares of WEC Common Stock and 9,909,066 and 10,301,291 units of the WEC Common Stock Fund at December 31, 2003 and 2002, respectively. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

The WEC Master Trust's investments in traditional guaranteed investment contracts and synthetic guaranteed investment contracts held in the BRIF Fund are valued at contract value because the contracts are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The contract values and fair values, as confirmed by the Trustee, of investment contracts as of December 31, are as follows (in thousands):

	2003		2002	
	Contract Value	Fair Value	Contract Value	Fair Value
Guaranteed investment contracts	$ 2,913	$ 2,913	$ 8,515	$ 8,655
Synthetic guaranteed investment contracts	142,606	146,758	126,836	132,461
	$ 145,519	$ 149,671	$ 135,351	$ 141,116

The weighted average yield for the WEC Master Trust's investments in guaranteed investment contracts was 4.5% and 5.1% for the years ending December 31, 2003 and 2002, respectively. The weighted average crediting interest rate was 4.4% and 4.7% as of December 31, 2003 and 2002, respectively. The crediting interest rates reset on a quarterly basis based on the contract and fair values of the investment as well as the portfolio duration at that time.

Net WEC Master Trust income (loss) from commingled assets allocated to the Plans for the years ending December 31 income is as follows (in thousands):

	2003	2002
Interest and dividend income	$ 17,156	$ 15,515
Net appreciation (depreciation) by type:		
WEC Common Stock Fund	43,328	13,823
Common stock funds	98,069	(72,763)
Equity common collective fund	16,381	(16,983)
Corporate debt securities mutual funds	(149)	1,061
Total net appreciation (depreciation)	157,629	(74,862)
Total WEC Master Trust income (loss)	$ 174,785	$ (59,347)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan may be terminated at any time by action of the Company's Board of Directors subject to the provisions of ERISA. Upon termination, all contributions would become fully vested, and each participant's account balance would be paid in a lump sum payment.

5. FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 10, 2003 that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PARTY-IN-INTEREST TRANSACTIONS

The WICOR and WEC Master Trusts invest in WEC common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by Fidelity Management Trust Company and participant loans. These transactions are considered party-in-interest transactions. These are not considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of return earned on each fund.

7. DISCRIMINATION TESTING

The Plan failed the average deferral percentage test and will be remitting approximately $2,000 back to participants in 2004. This amount is recorded as a liability at December 31, 2003 within the statement of net assets available for benefits.

8. SUBSEQUENT EVENTS

In January 2004, the company filed an application for a compliance statement under the Voluntary Compliance Resolution Program ("VCR"). The compliance statement was sought with respect to the following operational failure:

- During fiscal 2001, the Company failed to remit participant contributions to the Plan within 15 business days of when they were withheld by the Company.

The Department of Labor is currently in the process of reviewing the Company's application.

On February 3, 2004, WEC and WICOR entered into an agreement to sell Sta-Rite Industries, LLC, Shurflo, LLC and Hypro, LLC to Pentair, Inc. The transaction is expected to close in the third quarter of 2004. Shurflo expects the Plan will continue. The Plan expects to withdraw its investments from the WEC Master Trust shortly after the transaction closes.

Effective April 1, 2004, the Company amended the Plan document. Key amendments include the following: (1) regular employees are eligible for employee contributions as of date of hire and eligible for company contributions as of the first of the quarter following completion of 250 hours; for temporary employees there is a waiting period of 1,000 hours, (2) before tax contributions of 1% to 50% of compensation can be made, (3) after tax contributions of 1% to 10% of compensation can be made, (4) the Company will match participant contributions at a rate of 50% of the first 4% of participant's compensation (the Company contribution will be capped at 2% of participant compensation), (5) discretionary profit sharing contributions will no longer be allocated to the plan, (6) Company contributions will vest 20% per year of service and are 100% vested after five years of service, and (7) no more than one loan will be permitted to be outstanding at one time.

Effective April 1, 2004, the Plan will be known as the Shurflo Incentive Savings Plan.

* * * * * *

SUPPLEMENTAL SCHEDULES FURNISHED

PURSUANT TO THE

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

SHURflo
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

Description	Fair Value
Participant loans (interest rates ranging from 5.0% to 10.5%)*	$ 1,058
Total	$ 1,058

*Represents a party-in-interest.

SHURflo
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE G, PART I - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE AS OF DECEMBER 31, 2003

Name	Original Amount of Loan	Amount Received During Reporting Year		Unpaid Balance at End of Year	Detailed Description of Loan			Amount Overdue	
		Principal	Interest		Loan Date	Maturity Date	Interest Rate	Principal	Interest
Soyinthisane, Amphavanh	$ 10,000	$ 272	$ 82	$ 9,312	7/16/2002	8/1/2007	5.75 %	$ 9,124	$ 188